1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 29, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Company proposed to renew the Existing Continuing Connected Transactions with Chinalco. Details of the proposed renewal of continuing connected transactions and proposed annual caps are set out in this announcement.

As Chinalco is the controlling shareholder of the Company, directly and indirectly, holding approximately 41.33% of the issued share capital of the Company, Chinalco is a connected person of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceed 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement, (ii) the expenditure transactions under the Mineral Supply Agreement, (iii) the expenditure transactions under the Land Use Rights Leasing Agreement, and (iv) the expenditure and revenue transactions under the Fixed Assets Lease Framework Agreement exceed 0.1% but are less than 5%, the transactions contemplated thereunder are subject to the reporting and announcement requirements and are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules.

An AGM will be convened to approve (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the respective annual cap for each of the three years ending 31 December 2018. A circular containing, among others, the resolution in relation to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement will be dispatched to the Shareholders on 11 May 2015. A supplemental circular containing, among others, (i) details of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the respective annual caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice by an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders on or before 5 June 2015 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the AGM.

I.	BACKGROUND

Reference is made to the announcement of the Company date 24 August 2012, in relation to the renewal of the Existing Continuing Connected Transactions. The Company has entered into and will continue to enter into the continuing connected transactions with Chinalco. As the Existing Continuing Connected Transactions will expire on 31 December 2015, the Company proposed to renew the agreements relating to the Existing Continuing Connected Transactions.

II.	THE RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

(a)	Comprehensive Social and Logistics Services Agreement

	Date of the initial agreement:	5 November 2001

	Date of the supplementary agreement:	28 April 2015

	Parties:	Chinalco as provider (for itself and on behalf of its subsidiaries)

The Company as recipient (for itself and on behalf of its subsidiaries)

	Terms:	Three years from 1 January 2016 to 31 December 2018

	Nature of transactions:	(i)

Social services: public security and fire fighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and

(ii)

Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:

The services will be provided: (i) according to State-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (iv) if none of the above is applicable, then according to the contractual price.

	Payment term:	Monthly payment

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

	Date of the initial agreement:	5 November 2001

	Date of the supplementary agreement:	28 April 2015

	Parties:	Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries)

The Company as both provider and recipient (for itself and on behalf of its subsidiaries)

	Term:	Three years from 1 January 2016 to 31 December 2018

	Nature of Transaction:	(a) Supplies and ancillary services provided by Chinalco to the Company:

(i)

Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and ancillary services provided by the Company to Chinalco:

(i) Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Note:

Due to the similar natures of transactions, the previous expenditure and revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the previous expenditure transactions under the Framework Agreement for Aluminum Products Fabrication Services will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

Price determination:

The services will be provided: (i) according to State-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (iv) if none of the above is applicable, then according to the contractual price.

	Payment term:	Cash on delivery

	Condition Precedent:	The General Agreement on Mutual Provision of Production Supplies and Ancillary Services is conditional upon the Independent Shareholders' approval being obtained at the AGM.

(c)	Mineral Supply Agreement

	Date of the initial agreement:	5 November 2001

	Date of the supplementary agreement:	28 April 2015

	Parties:	Chinalco as supplier (for itself and on behalf of its subsidiaries)

The Company as recipient (for itself and on behalf of its subsidiaries)

	Term:	Three years from 1 January 2016 to 31 December 2018

Nature of transaction:

Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

	Price determination:	(1)

For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and

(2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

	Payment term:	Cash on delivery

(d)	Provision of Engineering, Construction and Supervisory Services Agreement

	Date of the initial agreement:	5 November 2001

	Date of the supplementary agreement:	28 April 2015

	Parties:	Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries)

The Company as both recipient and provider (for itself and on behalf of its subsidiaries)

	Term:	Three years from 1 January 2016 to 31 December 2018

	Nature of transaction:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided)

	Price determination:	Services are provided according to government guidance price; and if there is none, the Market Price

	Payment term:	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

	Condition Precedent:	The Provision of Engineering, Construction and Supervisory Services Agreement is conditional upon the Independent Shareholders' approval being obtained at the AGM.

(e)	Land Use Rights Leasing Agreement

	Date:	5 November 2001

	Parties:	Chinalco as lessor (for itself and on behalf of its subsidiaries)

The Company as lessee (for itself and on behalf of its subsidiaries)

	Term:	50 years expiring on 30 June 2051

According to the opinions expressed upon the renewal of such continuing connected transactions in the letter issued by the independent financial advisor then engaged by the Company in December 2006, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given (i) the size of the leased land and the facilities erected thereon; and (ii) the resources to be expended in establishing new production plants and related facilities, such relocation is difficult and impracticable. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

	Properties:	470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, all of which are located in the PRC

	Price determination:	The rent shall be negotiated every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

	Payment term:	Monthly payment

(f)	Fixed Assets Lease Framework Agreement

	Date:	28 April 2015

	Parties:	Chinalco as both lessor and lessee (for itself and on behalf of its subsidiaries)

The Company as both lessor and lessee (for itself and on behalf of its subsidiaries)

	Term:	Three years from 1 January 2016 to 31 December 2018

	Fixed assets:	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation

		Note:	The previous expenditure transactions under the Buildings and Office Buildings Leases will be consolidated into the Fixed Assets Lease Framework Agreement.

	Price determination:	The rent shall be adjusted every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

	Payment term:	Monthly payment

III.	HISTORICAL AMOUNTS OF EXISTING CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS ENDED 2014 AND THE THREE MONTHS ENDED 31 MARCH 2015

Set out below are the actual amounts and the annual caps of each of the Existing Continuing Connected Transactions for the two previous financial years ended 31 December 2014 and the three months ended 31 March 2015:

		For the year ended 31 December 2013		For the year ended 31 December 2014		Actual amounts for the three months ended	Annual cap for the year ending
Transaction		Actual amounts	Annual caps	Actual amounts	Annual caps	31 March 2015	31 December 2015
		(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)

Expenditure:
(a)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	244	500	313	550	113	600
(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	3,020	3,500	3,314	4,000	200	4,500
(c)	Mineral Supply Agreement (Counterparty: Chinalco)	81	300	111	330	54	360
(d)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	1,839	12,500	988	13,000	387	15,000
(e)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	528	1,000	507	1,100	105	1,200
(f)	Buildings and Office Buildings Leases (Counterparty: Chinalco) Note 2	55	110	55	110	14	110
(g)	Framework Agreement for Aluminum Products Fabrication Services (Counterparty: Chinalco) Note 1	64	300	76	330	13	360
(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum) Note 1	2,501	6,500	0	7,600	112	8,700
Revenue:
(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	6,157	7,000	6,586	7,500	1,941	8,000
(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (Counterparty: Xinan Aluminum) Note 1	3,382	7,000	845	7,500	107	8,000

Note:

1.

The provision and supply of products and services under the Framework Agreement for Aluminum Products Fabrication Services and the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

2.	The previous expenditure transactions under the Buildings and Office Buildings Leases will be consolidated into the Fixed Lease Framework Agreement.

For the three financial years ending 31 December 2015, the actual amounts of all such Existing Continuing Connected Transactions were and are expected to be below the relevant annual caps, primarily due to:

(i)

Since 2008, the global financial crisis has been a huge impact on the non-ferrous metals markets, especially the aluminum industry. Following a slump in aluminum products price, certain enterprises under the Company had to limit and reduce production and clamp down capital investments of all kinds, resulting in a decrease in the amounts of continuing connected transactions between the Company and Chinalco in terms of mutual provision of production supplies, engineering design, construction and supervisory services; and

(ii)

The Company reduces the volume and the amounts of connected transactions in relation to social and logistics services, land and properties by taking measures in respect of business integration, cost-reduction and loss-mitigation.

IV.	PROPOSED ANNUAL CAPS FOR THE RENEWED CONTINUING CONNECTED TRANSACTIONS FOR THE THREE YEARS ENDING 31 DECEMBER 2018

Set out below are the proposed annual caps of the Renewed Continuing Connected Transactions for the three years ending 31 December 2018:

Transaction		Proposed annual caps for the year ending 31 December
		(RMB million)
		2016	2017	2018

Expenditure:

(a)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	550	550	550

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco) Note 1	5,900	6,420	6,950

(c)	Mineral Supply Agreement (Counterparty: Chinalco)	360	360	360

(d)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	6,500	10,000	10,000

(e)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	1,200	1,200	1,200

(f)	Fixed Assets Lease Framework Agreement (Counterparty: Chinalco) Note 2	110	110	110

Revenue:

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco) Note 1	14,100	15,300	16,400

(f)	Fixed Assets Lease Framework Agreement (Counterparty: Chinalco)	100	100	100

Note:

1.

Due to the similar natures of transactions, the previous expenditure and revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the previous expenditure transactions under the Framework Agreement for Aluminum Products Fabrication Services will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

2.	The previous expenditure transactions under the Buildings and Office Buildings Leases will be consolidated into the Fixed Assets Lease Framework Agreement.

The Directors consider that the proposed annual caps for the Renewed Continuing Connected Transactions are fair and reasonable. A specific analysis is set out as follows:

(a)	Comprehensive Social and Logistics Services Agreement:

Each of the proposed annual caps for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement of the three financial years ending on 31 December 2018 is RMB550 million, which is determined with reference to the historical transaction amount for the preceding two years ended 31 December 2014 and the expected actual transaction amount for the year ending 31 December 2015. The Company has considered the associated internal costs, labor costs and the trend of the commodity price for the three years ending 31 December 2018.

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2018 are RMB5,900 million, RMB6,420 million and RMB6,950 million, respectively, representing a decrease of approximately 46% from those of the preceding three years. The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2018 are RMB14,100 million, RMB15,300 million and RMB16,400 million, respectively, representing approximately an increase of 2% from those of the preceding three years. The decrease in the annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is mainly attributable to the reduction of the volume of the continuing connected transactions as a result of the Company's disposal of its entire equity interest in Chalco Ruimin, Chalco Southwest Aluminum and Chalco Southwest Cold Rolling to Chinalco in June 2013. The ongoing transactions between Chalco Ruimin, Chalco Southwest Aluminum and Chalco Southwest Cold Rolling with Chinalco, respectively, no longer constitute continuing connected transaction of the Company for the purpose of the Hong Kong Listing Rules.

(c)	Mineral Supply Agreement:

Each of the proposed annual caps for the expenditure transactions under the Mineral Supply Agreement for each of the three financial years ending on 31 December 2018 is RMB360 million, representing approximately an increase of 9% from those of the preceding three years, primarily due to the potential increase in the procurement costs of mineral of the Company derived from the growing overall commodity prices and labor costs during the economic growth.

(d)	Provision of Engineering, Construction and Supervisory Services Agreement:

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three financial years ending on 31 December 2018 are RMB6,500 million, RMB10,000 million and RMB10,000 million, respectively, representing a decrease of approximately 35% from those of the preceding three years. Such estimation is primarily based on the following considerations: (i) the Company will continue to cut down the capital expenditure projects; and (ii) the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

(e)	Land Use Rights Leasing Agreement:

Each of the proposed annual caps of leases under the Land Use Rights Leasing Agreement for each of the three financial years ending on 31 December 2018 is RMB1,200 million, representing an increase of approximately 9% from those of the preceding three years. Such estimation is mainly based on an expected gradual recovery and stable development of the domestic economy after 2015, and an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given a projected increase in relevant land expenses by the government authorities.

(f)	Fixed Assets Lease Agreement:

Each of the proposed annual caps for the expenditure transactions under the Fixed Assets Lease Agreement for the three financial years ending on 31 December 2018 is RMB110 million, which are basically at par with the annual caps of the preceding three years. Each of the proposed annual caps for the revenue transactions under the Fixed Assets Lease Agreement for the three financial years ending on 31 December 2018 is RMB100 million. The proposed annual caps are determined with reference to the historical transaction amount for the preceding two years ended 31 December 2014 and the expected actual transaction amount for the year ending 31 December 2015, taking into account the rental of a number of fixed assets of the same standard and comparable conditions at the surrounding areas or in the similar industries.

V.	REASONS FOR AND BENEFITS OF CONTINUATION OF THE CONTINUING CONNECTED TRANSACTIONS

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions for the following reasons: (1) the Company can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's rountine management on production; (2) the Company can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the business development of the Group.

In respect of the Comprehensive Social and Logistics Services Agreement, the Mineral Supply Agreement, the Land Use Rights Leasing Agreement and the Fixed Assets Lease Framework Agreement, the Board (including independent non-executive Directors) considers that the proposed renewals are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

In respect of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement, the Board (excluding independent non-executive Directors) considers that the proposed renewals are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

VI.	HONG KONG LISTING RULES IMPLICATIONS

As Chinalco is the controlling shareholder of the Company, directly and indirectly, holding approximately 41.33% of the issued share capital of the Company, Chinalco is a connected person of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceed 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement, (ii) the expenditure transactions under the Mineral Supply Agreement, (iii) the expenditure transactions under the Land Use Rights Leasing Agreement, and (iv) the expenditure and revenue transactions under the Fixed Assets Lease Framework Agreement exceed 0.1% but are less than 5%, the transactions contemplated thereunder are subject to the reporting and announcement requirements and are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules.

An AGM will be convened to approve (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the respective annual cap for each of the three years ending 31 December 2018. A circular containing, among others, the resolution in relation to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement will be dispatched to the Shareholders on 11 May 2015. A supplemental circular containing, among others, (i) details of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the respective annual caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice by an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders on or before 5 June 2015 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the AGM.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming hold management positions in Chinalco, the controlling shareholder of the Company, they have abstained from voting on the board resolution in respect of the Renewed Continuing Connected Transactions and the proposed annual caps. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

VII.	INFORMATION OF THE PARTIES

Information on the Company

The Company is a joint stock limited company established in the PRC. Its shares are listed on the Stock Exchange and the Shanghai Stock Exchange, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Information on Chinalco

Chinalco, as the controlling shareholder of the Company, directly and indirectly, holds 41.33% of the shares of the Company as at the date of this announcement. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products.

DEFINITIONS

"A Shares"	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

"AGM"

the annual general meeting of the Company proposed to be held on 25 June 2015 to consider and approve, among other things, the continuing connected transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement and the related proposed annual caps

"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Board"	the board of directors of the Company

"Building and Office Buildings Leases"	Building Leasing Agreement and Office Buildings Leasing Agreement

"Building Leasing Agreement"

the building leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of 20 years expiring on 30 June 2020, and the transactions contemplated thereunder will be consolidated into the Fixed Assets Lease Framework Agreement from 1 January 2016

"CAD"	China Aluminum Development Limited* , a company established in the PRC with limited liability, is a wholly-owned subsidiary of Chinalco

"Chalco Ruimin"	Chalco Ruimin Co., Ltd.* , which is directly owned as to 93.47% equity interest by the Chinalco as at the date of the announcement

"Chalco Southwest Aluminum"	Chalco Southwest Aluminum Co., Ltd.*, a limited liability company established in the PRC, which is directly owned as to 60% equity interest by the Chinalco as at the date of the announcement

Chalco Southwest Cold Rolling"	Chalco Southwest Cold Rolling Co., Ltd.*, a limited liability company established in the PRC, which is directly owned as to 100% equity interest by the Chinalco as at the date of the announcement

"Chinalco"	Aluminum Corporation of China*, the controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC with limited liability, the H Shares, American depository receipts and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange, Inc., and Shanghai Stock Exchange, respectively

"Comprehensive Social and Logistics Services Agreement"

the comprehensive social and logistics services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Director(s)"	the directors of the Company

"Existing Continuing Connected Transactions"	the existing continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco, as the other party

"Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018

"Framework Agreement for Aluminum Products Fabrication Services"

the framework agreement for aluminum products fabrication services entered into between Chinalco and the Company on 28 February 2011 and the transactions contemplated thereunder will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from 1 January 2016

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"

the general agreement on mutual provision of production supplies entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018

"Group"	the Company and its subsidiaries

"H Shares"	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Board Committee"

the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolution to be proposed at the AGM to approve (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the respective annual cap for each of the three years ending 31 December 2018

"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of fifty years expiring on 30 June 2051

"Market Price"

the price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area, in the vicinity, or if not applicable, in the PRC

"Mineral Supply Agreement"	the mineral supply agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018

"Office Buildings Leasing Agreement"	the office buildings leasing agreement entered into between CAD and the Company on 15 October 2011, which will be consolidated into the Fixed Assets Lease Framework Agreement from 1 January 2016

"Provision of Engineering, Construction and Supervisory Services Agreement"

the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018

"reasonable costs"	the costs confirmed by both parties after arm's length negotiations and permitted by the accounting system of the PRC

"Renewed Continuing Connected Transactions"

the continuing connected transactions between the Company and Chinalco under: (i) the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the Provision of Engineering, Construction and Supervisory Services Agreement; (iii) the Comprehensive Social and Logistics Services Agreement; (iv) the Mineral Supply Agreement; (v) the Land Use Rights Leasing Agreement; and (vi) the Fixed Assets Lease Agreement

"RMB"	Renminbi, the lawful currency of China

"Shareholder(s)"	shareholder(s) of the Company;

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"PRC"	the People's Republic of China

"Xinan Aluminum"

Xinan Aluminum (Group) Co., Ltd. , a limited liability company established in the PRC, which is an integrated large-scale aluminum fabrication enterprise, specialized in the production of various aluminum fabrication products, which is held as to 47.49% equity interest by Chinalco as at the date of this announcement

"Xinan Aluminum Mutual Provision of Products and Services Framework Agreement"

the mutual provision of products and services framework agreement entered into between the Company and Xinan Aluminum on 20 October 2008 and the transactions contemplated thereunder will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from 1 January 2016

"%"	per cent

By order of the Board Aluminum Corporation of China Limited* Xu Bo Company Secretary

Beijing, the PRC
28 April 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary